Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attn : Mr. Patrick Gilmore

Per fax: (+1) 703 813 6981

Re: Artificial Life, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 12, 2009

File No. 000-25075

Dear Mr. Gilmore,

We received your fax dated August 19, 2009 regarding our Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended June 30, 2009.

Since our Chief Executive Officer is currently on vacation until September 7, 2009, we are writing to request for an extension of the response to September 18, 2009.

Thank you for your understandings.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800 or email at irene.chan@artificial-life.com.

Very truly yours,

/s/ Irene Chan

Irene Chan

In-house Auditor

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